EXHIBIT 99.1

mCloud Technologies Joins Mercedes-EQ - Formula E Team as Official Team Partner

Partnership includes collaboration with the Mercedes-EQ Formula E Team to explore the use of AssetCare™ solutions to reduce emissions, carbon footprint, and enhancement of indoor air quality across business

SAN FRANCISCO, Jan. 20, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSX-V: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced a partnership with the Mercedes-EQ Formula E Team as an Official Team Partner just ahead of the official opening of Season 8 of the ABB FIA Formula E World Championship with races in Diriyah, Saudi Arabia on January 28 and 29.

As the world's only all-electric FIA World Championship and the only sport certified net zero carbon since inception, the ABB FIA Formula E World Championship brings dramatic racing to the heart of some of the world's most iconic cities, providing an elite motorsports experience that showcases electric vehicle innovation and the power of ESG technologies. In the 2020/21 season, the Mercedes-EQ Formula E Team became the first-ever all-electric motorsport World Champions by winning the ABB FIA Formula E World Championship Drivers' and Teams' titles.

The team has begun collaborating with mCloud to explore the use of mCloud's AssetCare portfolio of solutions to drive the ESG performance of their business, including technologies to reduce harmful emissions, the carbon footprint of their facilities, and further enhancing the safety and comfort of the work environment. Using AI in the cloud, AssetCare has been adopted by companies worldwide to decarbonize and optimize the productivity of manufacturing facilities, commercial retail spaces, automotive dealerships, and office buildings by reducing energy waste, greenhouse gas emissions, and driving the safety of indoor air.

"mCloud is proud to join the Mercedes-EQ Formula E Team as Official Team Partner," said Russ McMeekin, mCloud President and CEO. "The Mercedes-EQ Formula E Team and mCloud share a common vision in the use of advanced technologies to drive positive ESG outcomes and our partnership with the team in a global, zero-carbon racing series like Formula E is the perfect way to demonstrate the clear business and environmental advantages of embracing new solutions. I look forward to attending the season opener in Diriyah along with our customers in Saudi Arabia this month."

"The Mercedes-EQ Formula E Team, since its inception, has had the objective to create and promote a sustainable future that transcends the world of motorsport. Our partners have always been instrumental in ensuring we can deliver to this objective, creating a sustainable future around the globe through the use of new high-performance technologies," said Ian James, Team Principal, Mercedes-EQ Formula E Team. "We look forward to working with mCloud on showcasing that important message to our fanbase and businesses globally through the unique platform of Formula E."

mCloud joins the Mercedes-EQ Formula E Team on the back of several major AssetCare customer wins. In November 2021, mCloud announced its largest indoor air quality deployment to-date at the premier Life Plaza office tower in Calgary and the delivery of HVAC energy efficiency and indoor air quality capabilities to the first of over 100 restaurants owned and operated by the AFCO Restaurant Group in Saudi Arabia. The Company has also pursued new opportunities to bring AssetCare to automotive dealerships across the United States.

mCloud was recently listed the 57th fastest-growing company in North America on Deloitte's Technology Fast 500™ list and the #2 company on the Deloitte 2021 Canada Clean Technology Fast 50. The Company also recently completed a milestone uplist to the Nasdaq in November.

Businesses interested in learning more about mCloud and AssetCare are invited to visit mcloudcorp.com to learn more.

About mCloud Technologies Corp.
mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

About The Mercedes-EQ Formula E Team
Motorsport has been a core element of Mercedes-Benz for more than 125 years. The first vehicle to bear the Mercedes-Benz name was a racing car. At the end of 2019, Mercedes-Benz added a new chapter in its long and successful motorsport history. The ABB FIA Formula E World Championship is the ideal platform to demonstrate the performance of the Mercedes-EQ battery-powered electric vehicles, offering a completely new kind of experience, which combines racing with a unique event character. The team celebrated the first ever fully-electric race win for Mercedes-Benz in their debut season in Formula E. Last year, only the second full season for the team in the ABB FIA Formula E World Championship, the team clinched a historic double World Championship, by finishing first in both Teams' and Drivers' Championships.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2022/20/c8535.html

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For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781; Bradley Lord, Motorsport Communications Director, Mercedes-AMG Motorsport, blord@mercedesamgf1.com

CO: mCloud Technologies Corp.

CNW 07:00e 20-JAN-22